SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2006

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Copel has filed today with the Brazilian Securities and Exchange Commission the following information:
As of 02/13/06, we informed to the market the summary of the minutes with the following content:

EXTRACT OF THE MINUTES OF THE 74t h EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS

1. VENUE: Rua Coronel Dulcídio nº 800, Curitiba - PR. 2. DATE AND TIME: February 13, 2006 – at 4 p.m. 3. PRESIDING BOARD: João Bonifácio Cabral Júnior - Chairman; Rubens Ghilardi – Executive Secretary. 4. DELIBERATIONS:

I. the Board of Directors acknowledged the current stage of the negotiations with El Paso and Petrobrás, regarding UEG Araucária Ltda., having authorized, by unanimous vote, the continuity of the negotiations and, when concluded, the signature of the heads of agreement.

5. SIGNATURES: JOÃO BONIFÁCIO CABRAL JÚNIOR - Chairman; RUBENS GHILARDI – Executive Secretary; ACIR PEPES MEZZADRI; LAURITA COSTA ROSA; ROGÉRIO DE PAULA QUADROS; SÉRGIO BOTTO DE LACERDA.

The text of the Minutes of the 74th Extraordinary Meeting of Copel’s Board of Directors was drawn up in the Company’s Book #6, registered with the Board Trade of the Paraná State under # 05/095391-5, on August 8, 2005.

Once this negotiation is still ongoing and involves three parties (Petrobrás, El Paso and Copel), and considering that the other involved parties have not obtained a definite approval from their respective managements yet - what may cause amendments to the terms of the negotiation - and also considering that not even the Memorandum of Intent has been entered into by the companies, we understand that the disclosure of material fact is not possible at this moment, once there is not any obligation which has been formally taken by the parties yet.
By the time we sign any document, we shall immediately publish a detailed material fact, explaining the proposal and all the possible reflections to the company.

Paulo Roberto Trompczynski
Investor Relations Officer
Companhia Paranaense de Energia - COPEL

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 15, 2006

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO and Principal Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.